Exhibit (d)(3)

CONFIDENTIAL
EXECUTION VERSION

Project Hermitage

Non-Binding Term Sheet
January 29, 2025
This term sheet (“Term Sheet”) summarizes certain terms and conditions of a proposed transaction between Seagate Technology Holdings plc (“Acquiror”) and Intevac, Inc. (the “Company”). This Term Sheet does not constitute a binding agreement or commitment of either party. Unless and until a binding agreement between the parties has been executed and delivered, neither of the parties will be under any legal obligation of any kind regarding any negotiation or transaction by virtue of this Term Sheet or any written or oral expression concerning a negotiation or proposed transaction by a party or any of its representatives. The existence of this Term Sheet, the contents of this Term Sheet, and any discussions regarding the proposed transaction constitute Evaluation Material, Transaction Information or both under the confidentiality letter agreement, dated January 3, 2025, between Acquiror and the Company.

Transaction
Acquiror will acquire all of the outstanding equity of the Company (the “Transaction”). It is currently expected that the Transaction will take the form of a reverse-triangular merger, although the parties will consider a two-step tender offer transaction if regulatory analysis supports such a path.

Transaction consideration	$116,381,788 in an all-cash transaction, representing $4.00 in cash for each share of the Company (assuming 29,095,447 fully diluted shares outstanding).
Special dividend
Substantially concurrently with the closing of the Transaction, the Company will distribute a one-time special dividend of approximately$1,512,963 , representing $0.0520 per share of the Company (assuming 29,095,447 fully diluted shares outstanding), with dividend payments rounded to the nearest whole cent.

Treatment of employee equity
All outstanding in-the-money equity awards will vest immediately prior to the closing of the Transaction. Any PRSUs will be treated in accordance with the applicable award agreement.

Customary interim operating covenants with respect to the issuance of new equity to be included.

Merger agreement
The parties will identify and use a previously negotiated “market standard” merger agreement for the acquisition of a public company by a public company (such previously negotiated merger agreement, the “Negotiated Merger Agreement”). In the interest of expediency, the parties will work together in good faith to minimize any changes to the Negotiated Merger Agreement. However, it is expected that the merger agreement for the Transaction will reflect the terms of this Term Sheet, as well as:

•
Appropriate and targeted revisions to the representations and warranties to reflect the circumstances at the Company and Acquiror, with the objective of minimizing the preparation of disclosure schedules given Acquiror’s familiarity with the Company;

•
Appropriate and targeted revisions to the interim operating covenants to reflect the Company’s business, to allow it to retain employees, and to permit the Company to operate its business in the ordinary course, including the ongoing payment of a five cents per share quarterly dividend, while still maintaining customary interim operating restrictions for a transaction of this nature;

•
A commitment by Acquiror to use its reasonable best efforts to complete the Transaction, including that there is sufficient time prior to the end date for the parties to litigate against a governmental authority;

	•	Acquiror funding the purchase price from cash on hand (that is, no debt financing covenants or related provisions);
	•	A termination fee in customary amount, and payable by the Company in customary circumstances;
•
Customary closing conditions for an acquisition of a public company, limited to receipt of all required regulatory and shareholder approvals, accuracy of representations and warranties (subject to customary “bring-down” standards), and compliance with covenants in all material respects, the absence of a material adverse effect on the Company, the absence of any laws or orders prohibiting the consummation of the Transaction, and delivery of customary bring-down certificates; and

	•	Full specific performance rights in the Company’s favor against Acquiror.
Regulatory efforts
Acquiror will agree to the equivalent of a “hell or high water” standard with respect to regulatory remedies (including a commitment to litigate), even if the Transaction does not meet any required reporting thresholds.

Supply arrangements
If the Transaction is terminated as a result of either (i) an Acquiror breach or (ii) a failure to obtain any necessary regulatory approvals prior to the outside date, Acquiror will use commercially reasonable efforts to continue its business with the Company in the ordinary course until the one-year anniversary of the date of termination.  The existing Supply Agreement includes one-year purchase order commitments.

Shareholder support and vote
Palogic will sign a support agreement with respect to the Transaction in customary form, and prior to signing, the Company will approach Bleichroeder to request that they also sign support agreements with respect to the Transaction in customary form.

Acquiror expects that the Transaction will have the unanimous approval of the Company’s Board of Directors.

If the support commitment from each of Palogic and Bleichroeder is not obtained prior to signing, the merger agreement will provide that, if the merger agreement is terminated following a failure of the Company’s shareholder vote, the Company will reimburse Acquiror’s documented out-of-pocket expenses, up to a cap of $2,000,000.

Due diligence and timing
Acquiror will conduct confirmatory due diligence on an expedited basis. The parties will work together in good faith to execute a definitive agreement and publicly announce the Transaction prior to the Company’s next earnings call (targeted for February 13, 2025).

Expenses and fees
Except as specified above, each of Acquiror and the Company will pay all of its own expenses (including legal, accounting, investment banking, and financial advisory fees and expenses) in connection with the Transaction.

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[Signature Page Follows]

The parties have executed this non-binding Term Sheet as of the date first written above.
INTEVAC, INC.

By:	/s/ Nigel Hunton
Name: Nigel Hunton
Title: President and Chief Executive Officer

SEAGATE TECHNOLOGY HOLDINGS PLC

By:	/s/ Gianluca Romano
Name: Gianluca Romano
Title: Executive Vice President and Chief Financial Officer